April 21, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Attention:  Brian Soares

RE:          Dynatronics Corporation
Registration Statement on Form S-3
File No. 333-217322

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Mr. Soares:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Dynatronics Corporation (the "Registrant") hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-217322), as amended (the "Registration Statement"), so that it may become effective at 4:00 pm (EDT) Monday, April 24, 2017, or as soon as practicable thereafter.  There are no underwriters of the issuance of the securities being registered.

We request that we be notified of such effectiveness by a telephone call to our outside counsel, Wayne Swan or Kevin Pinegar, of the law firm Durham, Jones & Pinegar, P.C., at (801) 415-3000.  We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to our outside counsel via facsimile at (801) 415-3500, or by email:  wswan@djplaw.com.

Sincerely yours,

Dynatronics Corporation

/s/ Jim Ogilvie
Jim Ogilvie, Director of Business Development